P.E. 1/31/02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act 1934

Report on Form 6-K for the month of January 2002

Hellenic Telecommunications Organization S.A.
(Translation of Registrant's Name into English)

99 Kifissias Avenue
GR 15181 Amaroussion
Athens, Greece
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___   No X

Enclosures:

1. Press release dated January 9, 2002: " OTE Announces Strategic Directions for 2002";
2. Press release dated January 10, 2002: "OTE Announces NTCP Approval of Tariff Rebalancing";
3. Press release dated January 10, 2002: "OTE Announces Timing of Extraordinary General Assembly";
4. Press release dated January 14, 2002: " The shareholders of the Hellenic Telecommunications Organization SA (Registration Number 347/06/B/86/10) are hereby invited to the Extraordinary General Assembly";
5. Press Release dated January 22, 2002: "OTE Announces Resolution of Interconnection Charge Dispute";
6. Press Release dated January 23, 2002: "OTE Announces Resolution of Interconnection Charge Dispute - CORRECTION".

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NEWS RELEASE

OTE ANNOUNCES STRATEGIC DIRECTIONS FOR 2002

ATHENS, Greece – January 9, 2002 – Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced that its Board of Directors held its first meeting for the year the Group's main strategic directions for the year were reviewed. More specifically, strategic priorities will encompass:

- Strengthening the role of the Executive Committee in managing the OTE group of companies
- Minimizing bureaucracy and raising accountability at district management level
- Further improving operating efficiency and cost reduction
- Completing the national and international DATA/IP infrastructure, with the immediate node development in major international markets
- Developing multimedia services in the markets where OTE is present
- Pursuing efforts to improve efficiency and financial return from OTE's existing international investments
- Expanding selectively in new markets with immediate return prospects, notably in mobile telephony

The Board of Directors also discussed OTE's intention of raising its interest in Cosmote.

OTE's progress in these directions is expected to further strengthen OTE's position as a leading telecommunications provider in Southeastern Europe.

About OTE

OTE is a provider of public, fixed switched domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, Internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.

Listed on the **Athens Stock Exchange**, the company trades under the ticker **HTO** as well as on the **New York Stock Exchange** under the ticker **OTE**. In the U.S., OTE's American Depository Receipts (ADR's) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr. Email: IRoffice@ote.gr

Contacts:

OTE: George Rallis - Investor Relations Officer, Tel: +30 1 611 5888; email: grallis@ote.gr
Kostas Bratsikas – Investor Relations, Tel: +30 1 611 1428; email: brakon@ote.gr

Taylor Rafferty: London: +44 20 7936 0400, New York: +1 212-889-4350; email: ote@taylor-rafferty.com

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2000 filed with the SEC on June 29, 2001.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NEWS RELEASE

OTE ANNOUNCES NTCP APPROVAL OF TARIFF REBALANCING

ATHENS, Greece – January 10, 2002 – Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full service telecommunications provider, today announced the conclusion of its tariff rebalancing process.

Following a request by NTCP, the Greek telecommunications regulator, to fully rebalance OTE's tariffs, the Company proposed a cost-based tariff schedule on November 17, 2001. The final approved pricing is as follows:

Local tariff charges will be reduced by an average of **11%** from present levels to €0.026 per minute.

The per minute cost of **Domestic Long Distance calls** will be reduced to €0.063, representing a **23%** decrease from current levels.

PSTN monthly rental charges will be raised by **21%** to €9.98 per month . Regarding **ISDN,** monthly rental charges will be reviewed together with NTCP.

The timing of the above price changes will be announced following agreement with NTCP.

Leased Line charges will be reduced by an average of 26%. New leased line prices will become effective January 13, 2002.

About OTE

OTE is a provider of public, fixed switched domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, Internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.

Listed on the **Athens Stock Exchange**, the company trades under the ticker **HTO** as well as on the **New York Stock Exchange** under the ticker **OTE**. In the U.S., OTE's American Depository Receipts (ADR's) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr. Email: IRoffice@ote.gr

Contacts:
OTE: George Rallis - Investor Relations Officer, Tel: +30 1 611 5888; email: grallis@ote.gr
Kostas Bratsikas – Investor Relations, Tel: +30 1 611 1428; email: brakon@ote.gr
Taylor Rafferty: London: +44 20 7936 0400, New York: +1 212-889-4350; email: ote@taylor-rafferty.com

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2000 filed with the SEC on June 29, 2001.

NEWS RELEASE

OTE ANNOUNCES
TIMING OF EXTRAORDINARY GENERAL ASSEMBLY

ATHENS, Greece – January 10, 2002 – Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full service telecommunications provider, today announced that its EGM scheduled for today, January 10, 2002 did not take place due to the lack of quorum. The Extraordinary General Meeting has been rescheduled for January 28, 2002.

About OTE

OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, Internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.

Listed on the **Athens Stock Exchange**, the company trades under the ticker **HTO** as well as on the **New York Stock Exchange** under the ticker **OTE**. In the U.S., OTE's American Depository Receipts (ADR's) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr. Email: IRoffice@ote.gr

Contacts:
OTE: George Rallis - Investor Relations Officer, Tel: +30 1 611 5888; email: grallis@ote.gr
Kostas Bratsikas – Investor Relations, Tel: +30 1 611 1428; email: brakon@ote.gr

Taylor Rafferty: London: +44 20 7936 0400, New York: +1 212-889-4350; email: ote@taylor-rafferty.com

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2000 filed with the SEC on June 29, 2001.

THE SHAREHOLDERS OF THE HELLENIC TELECOMMUNICATIONS ORGANIZATION SA (REGISTRATION NUMBER 347/06/B/86/10) ARE HEREBY INVITED TO THE EXTRAORDINARY GENERAL ASSEMBLY

ATHENS, Greece -- January 14, 2002 -- Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full service telecommunication provider, today announced that its shareholders are invited to the Extraordinary General Assembly.

The Extraordinary General Assembly, which had been scheduled for January 10th 2002, has been postponed due to lack of quorum.

In this respect and pursuant to the Law and the Articles of Association, and following resolution no 2648 (agenda item no 5) of the Board of Directors, dated December 18th 2001, the Shareholders of the Hellenic Telecommunications Organization SA are hereby invited to the Extraordinary General Assembly, to be held on Monday, January 28, 2002, at 16.00 p.m., at the company's Headquarters, 99 Kifissias Avenue, Marousi, in order to discuss and decide on the following:

1) Telephone Directories spin off
   a) Approval of the spin off of the telephone directories division of the societe anonyme "Hellenic Telecommunications Organization S.A." and contribution to the societe anonyme "OTE Telephone Directories S.A.". Approval of the draft "Spin off and Contribution Agreement", and of the financial statements dated 30/9/2001, attached thereto, as approved by the Board of Directors during their meeting 2647 of December 5th 2001.
   b) Approval of authorization to conclude a notarial act for the spin off and contribution of the telephone directories division according to the draft Agreement stated above.

2) International telephony network assets spin off
   a) Approval of the spin off of the international telephony assets of the societe anonyme "Hellenic Telecommunications Organization S.A." and contribution to the societe anonyme "OTE INTERNATIONAL SOLUTIONS S.A." Approval of the draft "Spin off and Contribution Agreement", and of the financial statements dated 30/9/2001, attached thereto, as approved by the Board of Directors during their meeting 2647 of December 5th 2001.
   b) Approval of authorization to conclude a notarial act for the spin off and contribution of the international telephony network assets according to the draft Agreement stated above.

3. Real Estate Assets spin off
   a) Approval of the spin off of the real estate assets of the societe anonyme "Hellenic Telecommunications Organization S.A." and contribution to the societe anonyme "OTE Real Estate S.A.". Approval of the draft "Spin off and Contribution Agreement", and of the financial statements dated 30/9/2001, attached thereto, as approved by the Board of Directors during their meeting 2647 of December 5th 2001.
   b) Approval of authorization to conclude a notarial act for the spin off and contribution of the real estate assets according to the draft Agreement stated above.

4. Approval of the election of a new member of the Board of Directors of OTE in replacement of a resigned member according to article 10 para. 4 of the articles of association.
5. Stock option plan to OTE employees, according to Presidential Decree 30/1988
6. Stock option plan to the managers of OTE's Greek Subsidiaries, not listed on the ASE, according to Presidential Decree 30/1988
7. Modification of article 5 of the articles of association and expression of the nominal value of shares and share capital exclusively in euro, according to Law 2842/2000.
8. Modification of article 2 of the articles of association
9. Codification of the articles of association
10. Various announcements

In order to participate, in person or by proxy, in the said Extraordinary General Assembly, Shareholders:

i. *If they have converted their OTE shares into book entry form*, but the said shares are not on their Depository Account, Shareholders must obtain from their Depository Participant certification evidencing ownership of shares (which will not be tradable until conclusion of this General Assembly) and deposit such certification with the OTE Share Registration Office (1st floor, 15, Stadiou Street – Athens) at least five (5) full days prior to the appointed date and time of the General Assembly

ii. *If they have converted their OTE shares into book entry form*, and the said shares are on their Depository Account, Shareholders must obtain from the Central Securities Depository Office SA certification evidencing ownership of shares (which will not be tradable until conclusion of this General Assembly) and deposit such certification as well as a duly authorized proxy form, with the OTE Share Registration Office (1st floor, 15, Stadiou Street – Athens) at least five (5) full days prior to the appointed date and time of the General Assembly

iii. *If they have not converted their shares into book entry form*, they must deposit their share certificates with any bank in Greece or abroad, or the Consignations and Loans Fund, or OTE's Treasury (99, Kifissias Ave. – Marousi), or OTE Share Registration Office (1st floor, 15, Stadiou Street – Athens) at least five (5) full days prior to the appointed date and time for the Ordinary General Assembly. By the same deadline, Shareholders must also have deposited their Share Depository Receipts as well as the proxy form with the OTE Share Registration Office, at 15, Stadiou Street – Athens.

MAROUSI, JANUARY 11, 2002
By authorization of the Board of Directors
N. MANASSIS
CHAIRMAN OF THE BOARD – MANAGING DIRECTOR

About OTE

OTE is a provider of public, fixed switched domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, Internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.

Listed on the **Athens Stock Exchange**, the company trades under the ticker **HTO** as well as on the **New York Stock Exchange** under the ticker **OTE**. In the U.S., OTE's American Depository Receipts (ADR's) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr. Email: IRoffice@ote.gr

Contacts:

OTE: George Rallis - Investor Relations Officer, Tel: +30 1 611 5888; email: grallis@ote.gr
Kostas Bratsikas – Investor Relations, Tel: +30 1 611 1428; email: brakon@ote.gr

Taylor Rafferty: London: +44 20 7936 0400, New York: +1 212-889-4350; email: ote@taylor-rafferty.com

---

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2000 filed with the SEC on June 29, 2001.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NEWS RELEASE

OTE ANNOUNCES RESOLUTION OF INTERCONNECTION CHARGES DISPUTE

ATHENS, Greece -- January 22, 2002 -- Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full service telecommunications provider, today announced an agreement with the three mobile operators in Greece, Cosmote, Vodafone and STET Hellas, to settle all pending issues related to interconnection charges.

After two months of negotiations, OTE together with the three mobile operators, agreed the following:

- A mutual renounce of all claims on the interconnection charge issue made by all parties and specifically regarding mobile to fixed line interconnection. In settling the differences with mobile operators OTE will pay €11.4 million to Vodafone and Stet Hellas and €3.7 million to Cosmote. These amounts will not influence OTE's financial statements as OTE has fully provided for these expenses.

- At the same agreement the interconnection rates have been decided for the period June 30, 2001 to December 31, 2002. For mobile to fixed, the rates will be the ones that NTPC decides and for fixed to mobile, the rates will remain unchanged.

Mr. Manassis commented on the agreement "With this agreement we resolve the differences regarding mobile to fixed charges from 1998 until June 30, 2001 and at the same time we set the ground for a continued healthy co-operation with the three mobile operators."

About OTE

OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.

Listed on the **Athens Stock Exchange**, the company trades under the ticker **HTO** as well as on the **New York Stock Exchange** under the ticker **OTE**. In the U.S., OTE's American Depository Receipts (ADR's) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr. Email: IRoffice@ote.gr

Contacts:

OTE: George Rallis - Investor Relations Officer, Tel: +30 1 611 5888; email: grallis@ote.gr
Kostas Bratsikas – Investor Relations, Tel: +30 1 611 1428; email: brakon@ote.gr

Taylor Rafferty: London: +44 20 7936 0400, New York: +1 212-889-4350; email: ote@taylor-rafferty.com

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2000 filed with the SEC on June 29, 2001.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NEWS RELEASE

OTE ANNOUNCES
RESOLUTION OF INTERCONNECTION CHARGES DISPUTE
CORRECTION

ATHENS, Greece -- January 23, 2002 -- Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full service telecommunications provider, today announced a correction to its earlier release concerning the resolution of the interconnection charges dispute.

- OTE will pay a total of €14.9 million (not €11.4 million, as previously stated) allocated between Vodafone and Stet Hellas.

About OTE

OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.

Listed on the **Athens Stock Exchange**, the company trades under the ticker **HTO** as well as on the **New York Stock Exchange** under the ticker **OTE**. In the U.S., OTE's American Depository Receipts (ADR's) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr. Email: IRoffice@ote.gr

Contacts:

OTE: George Rallis - Investor Relations Officer, Tel: +30 1 611 5888; email: grallis@ote.gr
Kostas Bratsikas – Investor Relations, Tel: +30 1 611 1428; email: brakon@ote.gr

Taylor Rafferty: London: +44 20 7936 0400, New York: +1 212-889-4350; email: ote@taylor-rafferty.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: February 5, 2002

By: /s/Dimitris Kouvatsos
Name: Dimitris Kouvatsos
Title: Chief Financial Officer